United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 31, 2018

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC - RESULTS OF 2018 ANNUAL GENERAL MEETING

The Annual General Meeting of Coca-Cola European Partners plc (the “Company”) was held at 22 Duchess Mews, London W1G 9DT on 31 May 2018.

All 18 resolutions put to the members were passed on a poll. Accordingly, resolutions 1 to 14 were passed as ordinary resolutions and resolutions 15 to 18 were passed as special resolutions.

The results of the polls are set out below:

Resolution		For (see note 1)		Against (see note 1)		Votes withheld (see note 2)
		Votes	%	Votes	%
1	Receipt of the Report and Accounts	423,135,290	99.99%	23,107	0.01%	29,917
2	Approval of the Directors’ Remuneration Report	422,680,780	99.91%	376,900	0.09%	130,634
3	Election of Francisco Crespo Benítez as a director of the Company	416,863,615	98.52%	6,277,705	1.48%	46,994
4	Election of Álvaro Gómez-Trénor Aguilar as a director of the Company	416,857,618	98.52%	6,282,018	1.48%	48,678
5	Re-election of José Ignacio Comenge Sánchez-Real as a director of the Company	416,858,443	98.52%	6,267,354	1.48%	62,517
6	Re-election of Irial Finan as a director of the Company	397,954,294	94.08%	25,039,411	5.92%	194,609
7	Re-election of Damian Gammell as a director of the Company	419,310,508	99.10%	3,823,772	0.90%	54,034
8	Re-election of Alfonso Líbano Daurella as a director of the Company	416,857,939	98.52%	6,265,343	1.48%	65,032
9	Re-election of Mario Rotllant Solá as a director of the Company	408,298,361	96.53%	14,693,487	3.47%	196,466
10	Reappointment of the Auditor	433,701,784	99.73%	1,180,387	0.27%	47,794
11	Remuneration of the Auditor	434,629,031	99.96%	189,924	0.04%	111,010
12	Political Donations	422,688,421	99.92%	336,346	0.08%	163,547
13	Authority to allot new shares	380,555,716	89.95%	42,529,314	10.05%	103,284
14	Waiver of mandatory offer provisions set out in Rule 9 of the Takeover Code (see note 4)	213,258,516	83.06%	43,509,058	16.94%	166,420,740
15	Authority to disapply pre-emption rights	422,851,283	99.95%	198,631	0.05%	138,400
16	Authority to purchase own shares on market	422,675,013	99.97%	118,219	0.03%	395,082
17	Authority to purchase own shares off market	422,620,817	99.96%	156,131	0.04%	411,366

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Resolution		For (see note 1)		Against (see note 1)		Votes withheld (see note 2)
		Votes	%	Votes	%
18	Notice period for general meetings other than AGM	419,422,939	99.13%	3,683,878	0.87%	81,497

Notes:

1	Votes “For” and “Against” are expressed as a percentage of votes received.
2	A “Vote Withheld” is not a vote in law and is not counted in the calculation of the proportion of votes “For” or “Against” a resolution.
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As at 11.00am on Tuesday 29 May 2018, the time by which shareholders who wanted to attend, speak and vote at the AGM must have been entered on the Company’s register of members, there were 485,880,011 ordinary shares in issue. 87.10% of the issued, voting share capital was instructed.

4	Resolution 14 was put to the AGM as a resolution of the shareholders of the Company other than Olive Partners, S.A. (“Olive”) or any concert party of Olive.

In particular, in accordance with Section 6(A) of Appendix 1 to the Takeover Code, the Company announces that shareholders approved resolution 14, setting out the terms of the waiver of mandatory offer provisions in Rule 9 of the Takeover Code (the “Waiver”).

Olive is currently interested in 166,128,987 shares in the Company and the Waiver does not entitle Olive to be interested in a greater number of shares. The Waiver would allow Olive’s interest in shares as a percentage of the Company’s total shares to increase as a result of the exercise of the Company’s authorities to purchase its own shares, but only to the extent that the resulting interest of Olive, together with any concert parties, in the shares of the Company did not then exceed 38.0532%.

In accordance with Listing Rule 14.3.6R, copies of the resolutions that do not constitute ordinary business at an annual general meeting will be submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

CONTACTS

Company Secretariat Clare Wardle T +44 (0)20 7355 8406	Investor Relations Thor Erickson T +1 678 260 3110	Media Relations Shanna Wendt T +44 (0)7976 595 168

ABOUT CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, selling, making and distributing an extensive range of non alcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 31, 2018	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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